Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended March 31,
	2011	2010	2009	2008	2007
Earnings from continuing operations before income tax provision	$365,197	$329,656	$(3,188,197)	$437,327	$1,043,854
Fixed Charges:
Interest Expense	89,598	124,573	177,588	87,993	72,123
Interest on uncertain tax positions included in earnings operations before income tax provision(1)	2,559	1,700	5,217	1,232	(649)
Portion of rental expenses representative of interest factor(2)	42,074	43,066	37,487	39,080	32,383
Earnings available for fixed charges	$499,428	$498,995	$(2,967,905)	$565,632	$1,147,711

Fixed Charges:
Interest Expense	$92,157	$126,273	$182,805	$89,225	$71,474
Interest expense included in interest expense not related to third party indebtedness(1)	(2,559)	(1,700)	(5,217)	(1,232)	649
Portion of rental expense representative of interest factor(2)	42,074	43,066	37,487	39,080	32,383

Total Fixed Charges	$131,672	$167,639	$215,075	$127,073	$104,506

Consolidated ratio of earnings to fixed charges	3.8	3.0	(13.8)	4.5	11.0

(1)                                  The portion of interest related to uncertain tax positions is excluded from the calculation.

(2)                                  The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.